Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Alberto-Culver Company (Commission file number: 001-05050)

Sally Holdings, Inc. (Commission file number: 001-05050)

Regis Corporation (Commission file number: 001-12725)

Filing Person’s Commission file number: 001-12725

This transcript contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect Regis Corporation’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of Regis Corporation and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of Regis Corporation to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of Regis Corporation to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of Regis Corporation to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of Regis Corporation to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in Regis Corporation’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver Company have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver Company and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus-information statement to the shareholders of Regis Corporation and Alberto-Culver Company. INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus-information statement and all relevant documents filed by Regis Corporation and Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Regis Corporation, from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver Company may deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver Company with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

CONFERENCE CALL TRANSCRIPT

REGIS CORPORATION AT BANC OF AMERICA SECURITIES 2006 CONSUMER CONFERENCE

EVENT DATE/TIME: MARCH 14, 2006 / 10:40AM ET

CORPORATE PARTICIPANTS

 Paul Finkelstein

 Regis Corporation - President, Chairman & CEO

 Randy Pearce

 Regis Corporation - EVP, CFO & CAO

PRESENTATION

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Well good morning, everybody. And analysts are supposed to read this disclosure statement. So it’s up here for anybody who wants to read another disclosure statement at your leisure, please. It’s — well, you’ve been through this before.

I’m Paul Finkelstein. I’m CEO of Regis Corporation. My partner, Randy Pearce, will talk — we have about three or four slides which talks about the pending merger between Sally/BSG and Regis. But I’m going to focus on Regis right now, because a whole bunch of you all know the Alberto-Culver story, but don’t necessarily know the Regis story.

We have 11,000 worldwide locations — Louie, hi, how are you? 4,000 — well, 3,800 are franchise, 7,200 are company-owned. All three divisions— salons, hair restoration centers and beauty schools— are poised for growth. And we have a very predictable recurring revenue stream. You all are our typical customers. You get your hair cut every two or three weeks, or every two or three months. But you do it consistently year-in, year-out.

It’s never really been a comp story; it’s been a total revenue growth story. But without 2% comps, it’s very difficult for us to have double-digit, bottom line growth. But over 80 some odd years of our company history, we’ve never had a negative comp. No risk of foreign competition. You can’t outsource a haircut. No technological risks, and once again, the predictability of this business and the predictability of its cash flow, is self-evident for anybody who takes a look at this business.

We’ve grown through acquisition as well as organically with new store construction. We generally build about 500 stores a year. We acquire about 500 stores a year. Our franchisees add about 300 stores a year and we close or relocate 200 or 300 stores a year. So net-net-net, we’ve been adding about 1,000 stores a year.

We have a 4% domestic share and a 2% worldwide share. There’s really nobody else buying salons. So if you have a 10 store chain somewhere in Idaho, and you want to retire to Florida, you call us or you give the landlord back the keys. We generally spend about — we generally pay 3.5 or 4 times their cash flow. And since we get the purchasing synergies, we end up with a two or three year payback.

The acquisitions in the salon end of it have not been a rollup. We buy plain vanilla boxes. We don’t buy any business that’s being led by a very entrepreneurial, evangelical leader, that’s not us, because they’re impossible to integrate culturally. And we don’t buy businesses that are doing $800 or $900 a foot. We have them. But the risk/reward ratio doesn’t work in our favor. We turn down about 10 for every 1 we buy. And there are at least 50,000 out there that we could buy. We’ll talk about that a little later on.

The hair salon end of the business is $150 billion worldwide, about $60 billion in the States alone. And there are 350,000 salons in North America— about 80,000 don’t count because they’re in people homes. And you can see, 1996 was really a year of transformation from us. We were essentially solely more based. In May of ‘96, we purchased 154 salons in Wal-Mart from Stephens Financial in Little Rock. And actually today, we have 1,800 salons in Wal-Mart because 200 of the 2,300 franchise are Wal-Mart Cost Cutters franchise salons. And we’re adding about 210 a year in Wal-Mart.

You’ll see very little data about Wal-Mart for obvious reasons. We’re their number one tenant by far. We passed McDonalds five years ago as their number one tenant. We’ll generate about $0.5 billion in sales for Wal-Mart this year. And when they survey their store managers, the number one tenant that they want, by far number one, is a salon. And we have 1,800 and our competitors have 6 — not 600, 6.

In October of ‘96, we bought Supercuts, and that got us into franchising and also got us into the strip centers business. And you can see virtually all of our growth going forward will be in strip centers and will be in Wal-Mart. There are at least 50,000 salons that meet our acquisition criteria. We don’t want big boxes, we like low break even points. We like 1,200 to 1,300 square foot boxes. We don’t want to be in the top 2% or 3% of the business. We are not a candidate to buy Frederick Fekkai. That’s not us.

The — and at least 5,000 are for sale at any point in time and we need 500 to make our numbers. And of the 330 deals we completed over 11 years, 300 came to us. So if you want to sell your business, you really have nobody else to call. It’s a nice position to be in. We’ve generally — this is our typical deal, 10 stores, the guy’s doing $2.5 million, $400,000 of cash flow while we can pay up to five times and because we get the purchasing synergies so our $400,000 become $500,000 day one. We end up with the 3 or 4 — 3.5 or 4 times. We got paid back in 3.5 to 4 years, and we rarely pay. We never pay five times; we generally pay 3.5 to 4. In this instance we had an 18-month payback.

Hair Club for Men and Women. It used to be Hair Club for Men in those days, anybody have see those ads, they’re kind of awful. You go into Hair Club Restoration center it’s amazing, it’s just amazing. It’s very professional. The EBITDA is more than double our EBITDA. It’s a very profitable business and now 46% of our new customers are female. And we’ve always been in the transformation business and we can see we transform this person into this person, that’s Hair Club.

That’s funny, or to this person and to this person. And about two-third of the business of a Hair Club System, which is glued to your head and you can wear it in hurricanes, you can swim with. It’s really a terrific product. Now 20 of our centers have transplants, and it’s not the old plugs which are barbaric it’s individual follicles and it’s a very good business. A very interesting, maybe, average income of a Hair Club customer is about $75,000 a year. And they spend $250 a month maintaining their system — their hair system, which is interesting.

It’s a $4 billion market, we have a 5% share, and there are — we have almost an equal number of franchised versus corporate Hair Club centers. And over time, I think, most of the franchisees will probably sell to us. Once again, we have consolidation opportunities. Our businesses are very similar. We have the dominant players and yet we have very slow market shares. That’s a good position again, and EBITDA margins are in excess of 25%.

Beauty schools, it’s a $1 billion market. We’ll have a $100 million worth of business within three years — within two or three years. And if unemployment continues to be well above 4%, all school businesses will do extremely well. We paid a bunch of money for the first few ones that we bought. We’re now extending about five times their cash flow to buy these businesses. And once again, EBITDA margins in the mid-20s. And with that I’ll pass the — turn on to Randy.

 Randy Pearce - Regis Corporation - EVP, CFO & CAO

 Thanks, and good morning. Joe, thanks for the invite from BOA. We always appreciate the opportunity, times like this, to come out and talk to people such as yourself about Regis Corporation. We think we’ve got not only a great company and a great industry and a great strategy, but the biggest challenge that we have is the fact that we are one of a kind company, there is no other publicly held salon chain in the United States. So as a result of that we have to come out and tell the story and we enjoy doing that.

Regis has been around over 80 years, and you will see throughout any point in time we’ve been able to generate a lot of growth, and disciplined and profitable growth during that period of time. We dominate the salon industry, quite frankly, there is not a number two and yet we only have 2% worldwide share. So plenty of opportunity to continue executing the strategy for many years to come.

I think Paul already mentioned as well. We’re so blessed to be in the industry that we are in. It’s a great industry, people get their hair cut, their hair colored and they buy shampoo on a regular basis. The cash flow characteristics of this company are phenomenal and yet we are blessing the fact that we have no competition really. Lot of — no major competitors. A lot of competition, but no major competitor, no threat of technological, no obsolescence — no threat of foreign competition.

You can see this is just one — just a handful of financial charts we are going to go through, and this is just showing store growth. Paul mentioned the 1996, which is really the defining moment for Regis. Regis solely in malls about 2,000 stores, and you can see that over — since that period of time, we’ve had over a five fold increase in the number of stores added to our base. And we add about a 1,000 stores a year, which I think is pretty aggressive, but certainly within our core competencies. And we have the system, the infrastructure to continue supporting this type of growth. Whether it would be — now again I am talking Regis on a standalone basis — whether it’s in five years or seven years, we will double the size of this company. We have the opportunity to do so. We have the balance sheet to do so. And we have the infrastructure to do so. About 500 new stores a year are built from scratch, 500 are acquired, on averaged franchisees add about 300; net, net, net after closures and relocation about a 1,000 new units a year.

And despite the five fold increased since 1996 in the number of stores you can see that our gross profit, our gross margin has increased during that same period of time as well, which we think speaks to our ability to manage this growth in a disciplined and profitable fashion. Generally speaking we expect our gross margin rate to improve 10-20 basis points a year. One is the mix play on the service side of our business, we’re fastest growing concept or highest service margin concepts and that would be concept like Supercuts, MasterCuts, which is in mall, and SmartStyle, which operates within Wal-Mart.

Another factor has been growth in product sales. We are still a service retailer, almost 70% of our business today is service, 30% is product. But as product continues to grow in mix, when Paul joined the company 19 years ago less than 4% of our sales were product today its almost 30% and growing. Product margins are probably give and take 500 basis point stronger than service. Both are very good. But product margin has the edge, and as a product sales mix continues to improve, so as our combined gross margin rate and when we’re talking a moment here about the Sally/BSG merger I think the — how Regis looks is really going almost to be — just the opposite now. Instead of being — almost two-thirds of our business is service, two-thirds of our business will be product.

And here you can see Regis product sales continue to increase. Regis has the June 30th fiscal year, so the year that just ended Regis generate or sold $648 million of product to our customers in our salon. In addition to that we sell to our franchises as well. We estimate that Regis has about a 15% share of all of the professional products sold in barbershops and beauty salons in North America, which is huge. And then with the pending merger with BSG, whether we are today and we will in terms of being the largest customer of most vendors out there and in the future with merger, we’ll probably represent anywhere from 40 to 60% of the business that each — from each one of the product manufactures out there.

And here, again, you can just see growth in sales, growth in earnings; we’ve been able to grow the business top and bottom line on a consistent basis over a many years. Regis is formally an investment grade credit, which is very difficult for a retailer to achieve. But I think, again, it’s speaks to the very significant cash flow characteristics of the company. And with that strong balance sheet and with all the opportunities, with only 4% worldwide share and with a — I think its template — the business template going forward where plenty of opportunity to continue executing. We’re going to — we’re very well poised to continue growing this company double-digit top and bottom line for many years to come.

On January 10th, we announced the merger with Sally/BSG, which we are very excited about. It was stock deal, at $2.6 billion which is really the estimate of the deal includes $400 million of debt. And you can see this is just simply showing that in terms of the valuation, we did not pay a premium for this. Regis from an accounting standpoint is the acquiring entity. The management team at Regis will continue to oversee the combined operations going forward, and down at the bottom it just showed in various metrics in terms of trailing 12 months what the multiple was that was paid on the transaction.

We have — as I mentioned a June 30th fiscal year, Sally has a — Sally/BSG has a September 30th fiscal. So these are some estimates of what both companies will look like on a standalone basis at the end of their current fiscal year. And a year later once its combined and you can see on a combined basis, we would be a Fortune 500 company, over $5 billion of reported revenues and when you add in sales from franchisees, which would be system-wide sales, that number — that $5 billion would be over $6 billion of system-wide sales.

Strong cash flow characteristics out of both businesses, we estimate first year after the merger about $650 million of cash flow. Our debt ratios — well, I’ll speak to that in a minute, which will continue to improve, but you’ll see number of employees worldwide over 75,000 and over 15,000 retail stores so quite the dominant influence that we will be in the beauty industry.

There’s a lot of financial advantages to doing this deal and these were a few. The — we’re going to be on the newco going forward, the dividend will be increased with 36 cents a share. The combined entity will have higher pre-tax margins. Regis EBIT, you’ll see probably in the low to mid 8% range in recent quarters on a combined basis will probably be closer to 10% EBIT margin.

Improved debt ratios, I mentioned a moment ago, that Regis is a — an investment grade credit. Our debt-to-capitalization ratio, which is one of the measures that we looked at, stands today at around 42% solidly investment grade. Despite taking on some more debt and we will have overall, about a $1 billion worth of debt, our leverage ratio significantly improves. Our leverage ratio will probably be — in terms of debt to capital — probably in the low 20% range, so again very, very happy about that.

In terms of cash flow generation, we talked about the $650 million of EBITDA going forward. We are going to be very disappointed if all we achieve on this merger is $20 million of synergies. But we like to set — I think the benchmark a little bit low. We know that there is going to be synergies as it relates to purchasing synergies and distribution synergies.

We also know that there is plenty of other opportunities that quite frankly we have not modeled in because it’s — again, we just don’t know how long it’s going to take to realize these. One of it is going to be to continue to build on our current very strong relationships with our vendors to even do a better job of not only buying power, but working with vendors on promotions, better promotions for our salons going forward.

Product diversion is a battle that we have been fighting aggressively for the last several years to try to keep professional hair care products out of non-salon distribution chains— keep it out of drug stores, keep it out of grocery markets. And with the combined power that this entity will have going forward, we think we have a better opportunity of reducing diversion which increases sales not only in our Regis salons, but in BSG as well.

If we are not successful, we will have the ability, with the BSG distributorships, to start marketing perhaps our own professional line of product to independent salon chains as well as to our own as well. And the BSG sales force — Paul mentioned that acquisitions are important part of our growth model. The people that are out there selling to the 60,000 independent salon chains for BSG, they will know who is looking to exit the industry and looking to sell. And we will probably - no probably about it - we’ll have more opportunities to do acquisitions going forward.

And lastly, but not least, the advertising and promotional efforts as it relates to Sally/BSG because we will be able to do more, because there will be a less conflict with the consumer brand division of Alberto-Culver. And I think that is it. Joe is—

Unidentified Company Representative

 We have about 20 minutes for Q&A.

 QUESTION AND ANSWER

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein — Regis Corporation - President, Chairman & CEO

 No, they don’t sell it well. Most barber shop owners and beauty salon owners are service merchants. They are afraid of inventories. They don’t understand planagrams. They don’t want to invest money — huge amounts of money in inventories because they get stolen. They just aren’t good at it. And they are afraid of it. And that’s opened a very, very big door for us. And all locations as such, either in malls, or in Wal-Mart or even busy strips, that we have a big leg up on them as well, because there are an awful lot of salons and barbers shops in secondary and tertiary locations.

So location helps. But commitment also helps. Randy pointed out— when I joined the company, a typical Regis salon had 3% of merchandise sales. Now a typical Regis salon in a mall has 20%. And it’s just a question of focus. Also hair stylists are notorious for being inadequate sales people. They are afraid if they sell a bottle of shampoo, they won’t get a tip. And it’s a big task, a big chore, to let those people know that it’s just an extension of customer service. And I think we have done that pretty well. Yes?

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein — Regis Corporation - President, Chairman & CEO

 Well, we have different fiscal years, too. So I think you have to annualize them. Regis alone will be well over $300 million this year.

 Randy Pearce - Regis Corporation - EVP, CFO & CAO

 Yes, $315 roughly.

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 And so next year, assuming we have 10% EBITDA growth, we’ll be you know $350. So — and Culver certainly should be at — I mean the Sally/BSG should be in the $300 million range. So—

 Randy Pearce - Regis Corporation - EVP, CFO & CAO

 Synergy is some of it. Paul is right. Synergy is some of it. But the biggest piece is just a full year of normal growth, which generally speaking, we think is going to be double digit. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 What provisions on?

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Yes. We have never created a franchise system, we bought them all. So they have different deals. We have first right of refusals in some and not in other systems. But we have 3,800 franchisees now. And I think over time, that number will be static, maybe go down 1% a year or 0.5% a year, because we are doing so much in the way of franchise buybacks.

It’s a great system for us. Somebody works for 20 years, develops a market, gives us a bunch of royalties and when they are ready to retire they can sell to us. They sell to each other. But when they have two or three or four, they can sell to one another, when they have 20 or 30, realistically we are the only buyer. So that’s why over time, the franchise mix will probably will continue to decline.

Now, so operating percentage income may very well decline slightly, but dollar EPS should grow handsomely we have right now, $80 million of the royalty income and 47% goes with bottom line. But once again, if we can buy them out at 3.5 times their cash flow, 4 times their cash flow, the EPS impact is tremendous. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

Our stock price has been stable, it went up from $38-$39 to $42-$43 and now it’s back to $38-$39. I think the we’re obviously having arbs in the way this deal is structured, we knew that deal has a lot of arbs. In time if the company does continue to grow as it’s grown in the past. And we earn $3 and $3.50, whatever the stock will follow — stock price will follow. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 We continue to be — our bigger challenge as the fact that we are one of a kind company, as Randy pointed out, no comparable. But once people kick our tires they like the story a lot. And the Alberto-Culver shareholders, you know, the big umbrella affects is obviously consumer products. That was more easily understandable in Sally/BSG.

So it’s a question of that — it’s really a question of knowing what the story is and knowing what the risk factors are, and primarily execution. And I think that’s pretty much what they are missing. I really had — it’s a — you really have to study it, to realize the cash flow dynamics of the business and the fact that it is the quintessential replenishment business, this is a razor blade and milk business. And with a ton of competition, but no real competitor, a nice position to be in.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Yes. I think it’s a question of the person, who has done a fabulous job, in rolling up the distribution business. The distribution business, doesn’t have, I mean, that’s the good news and it makes plenty of EBITDA. We alone have the a same kind of franchise and the contracts with manufacturers are short-term in nature. And I think that we can help significantly, we have 3,800 franchise stores, we coach those franchisees, we show them how to sell more products, and I think that same kind of input that can be used with the BSG sales people to really help their customers sell more products.

And I think that will add a lot of value. And from a practical point of view, they are between BSG and Regis. We account for half of the sales and a lot of product lines. I think the risk associated with BSG will be somewhat mitigated, but we have to do a good job. But the relationships as Randy pointed out with our manufacturers, with our vendors is critical, very important to us. And they can only be strengthened from BSG’s perspective, because of the Regis relationships.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Sure. We bought nothing from BSG. Well some of our franchisees have. But the $650 million of sales that Randy talked about in this slide came solely from Regis’ warehouse. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Well, BSG contributes $65 million of EBITDA. And that’s what’s most intriguing. And there is still plenty of other distribution businesses that can bought and there is nobody else really buying them. The — so that business can contribute over time — and a lot more than $65 million of EBITDA. So that’s most intriguing. In terms of Wal-Mart, we have five year leases with five year renewals at our option. We pay a minimum versus a percentage of the gross.

They do most of the build-out, and we — and they pay the utilities. And 40%-some odd of our stores in Wal-Mart are on percentage rent and we’ve been very well for that. And 38% of our sales, which is totally counterintuitive in Wal-Mart, is product sales. And poor people — demographics in Wal-Mart are seriously misunderstood. Poor people won’t spend $10 on a bottle of shampoo, especially when, you know a Revlon Flex or a Head & Shoulders is being sold for a $1.17, 50 feet away. The locations are terrific at Wal-Mart. They’re right in the front of a store.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 I think they’ve done a good job in growing it. They had a hiccup last year — but that hiccup — I mean that kind of business can have hiccups from time to time. They saved it and can have a positive hiccup too, if they have a new line. We don’t have the same degree of control over your resource, over your real estate, over your lines that you have with Regis or Sally’s. It’s just a different business, different business model. Yes?

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 BSG is distribution.

Unidentified Audience Member

 Okay. [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 It varies. The ones who really are controlling diversion have diversion account for less than 5% of their sales.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Salons. And others that don’t do it well, and you can look it up on AC Nielsen. It could be as much as 20% or 30%. And they just have to get better at policing it. They — the manufactures really can do a much, much— and should do a much, much better job at making sure that the diversion is stopped. It’s very short-sighted on their part because they’ll — they’ll really hurt the category long-term. Yes?

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Pricing, generally speaking, is 20%, 25% of our comp increase.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Sure. Yes, it can expand in two ways. There’s huge growth opportunity in Mexico and Canada and their initial salons — their initial stores are very, very profitable in both countries. Canada for Regis, accounts for about 12%, 13% of Regis’ sales. And if you take a look— and if Sally’s would have the same — would have the same opportunity they could add a hundred and somewhat million dollars of business just in Canada alone.

The — so there are plenty of growth opportunities north of the border and south of the border. The big growth opportunity, as Randy pointed out, relates to Sally’s ability to be more aggressive in advertising to the consumer. Alberto-Culver was really constrained because of conflict. If Sally’s advertised a special, Walgreen’s would be or CVS would be really angry at them and then they couldn’t sell as much consumer products to them. But now that conflict will disappear and Sally’s can be far more aggressive. So yes, new stores, especially north and south of the border and increased comps due to consumer advertising.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Yes. They have a $100 million business in the UK; it’s breakeven. But there are acquisition opportunities there that could make that a very, very good business. And we have excess cash in Europe that we can’t repatriate. So in a sense those acquisitions, I mean, they’re not free. But almost free. Yes?

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Randy Pearce - Regis Corporation - EVP, CFO & CAO

 We’re working with some national folks right now and trying to select a firm that’s going to help us with the integration. I think what I have found so far is that the management team at Sally/BSG, they’re wonderful. They’re good people, they are open minded, everybody there is as excited as we are about this merger. Lot of the department heads have started to talk to one another already, but we’re going to formalize this process to make absolutely certain that we realize these synergies and do it quickly. So there will be a formal integration plan, yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Chatter, nothing but chatter. No pushback. If they want the lines, they’ve got to go to that salon’s distributor exclusively. If you want Mitchell, you have to be with a Mitchell distributor, if that Mitchell distributor is BSG, they have to go. And furthermore, even more importantly, the relationships between the sales people and the salon owners span many years. So it’s not been an issue. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 It doesn’t mean you can’t do both. And I think Randy talked to the financial pluses. It will be a — we did not get into it to become double in size. We did it to become a better stronger company and — but size does matter today and you have a $5 billion company that can grow EPS some 8% to 12% a year, I think our shareholders will be rewarded handsomely. That was the primary reason. It doesn’t mean we won’t continue to grow. Yes, we will. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Well, it’s a $1 billion business and then it depends on how you categorize beauty schools, title 4, not title 4, but let’s assume your number is correct.

Unidentified Audience Member

 Okay. I am just wondering, if you are buying five times EBITDA, is that an adjusted EBITDA or were there a bit of synergies involved [inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 We’ve generally given credit when we make an acquisition. We don’t give anybody credit for purchasing synergies. We do give them some credit for some expenses that they are not going to have because we are buying them. So it is somewhat adjusted.

Unidentified Audience Member

 And the capital intensity of this business, the—

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 The school business?

Unidentified Audience Member

 Yes. [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Not a ton.

Unidentified Audience Member

 Okay. So I don’t understand why [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 You know it’s not so easy to run. You know a few years ago, Allen and Company raised $100 million to create a competitor that we bought most of the assets out of bankruptcy. I mean it’s not so easy to run. And you do have DOE issues, department of education issues and there is another issue. The — somebody who is really is in this beauty school business or any school business or beauty school, in particular, sure they want to make money, sure they want to get their maximum price.

But you know what? They care about their students and they care because they change people’s lives. They care about their teachers and they really would not prefer to sell to somebody who is going to flip it. They want to sell to somebody who can make it grow and protect those people. So there’s a psychological play as well. But even at its height, it will be a $100 million business and we are $5 billion, so it’s 2% of our total revenues. Yes, sir.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 The long hair phenomenon is still with us. And — but eventually that anniversaries itself and the demographics are very helpful. You know 60 some odd year old people with long disheveled hair is not a pretty sight. Yes.

Unidentified Audience Member

 [Inaudible question - microphone inaccessible]

 Paul Finkelstein - Regis Corporation - President, Chairman & CEO

 Yes, I don’t think you are going to see a ton of buyback. We still have to get an IRS ruling on this reverse Morris Trust situation. So don’t count on huge buybacks for the next two years. We cannot jeopardize the Morris Trust, tax situation, because it’s a potential $1 billion liability if we mess it up.

We have time perhaps for one more. We have 30 seconds. Well, thank you all for joining us. We appreciate it. Have a good day.

investor presentation

Regis Corporation

Bank of America

2006 Consumer Conference

New York

March 14, 2006

1

REGIS CORPORATION

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committed to growth

Over 11,000 worldwide locations

Three profitable divisions – all poised for double-digit growth

Generate predictable recurring revenue

Organic & acquisition growth

Annual Revenues

$1.5
$1.7
$1.9
$2.2
$2.4
02
03
04
05
06E

billions of dollars

3

Company Overview

REGIS CORPORATION

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hair salon growth

5

NYSE: RGS

Hair Salons

REGIS CORPORATION

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acquisition summary (excluding proposed Sally merger)

From January 1994 to January 2006 Regis:

Trade Secret
1991
Wal-Mart Salons & Supercuts
1996
Barbers
1999
Jean Louis David & St. Algue
2001
HairClub
2004
Sally Beauty/BSG
2006

7

NYSE: RGS

REGIS CORPORATION

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unit growth

10,993
10,162
9,617
1,963
96
...
03
04
05

16

NYSE: RGS

Financial Highlights

REGIS CORPORATION

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consolidated gross margin

43.1%
44.6%
45.3%
96
...
05
06E

17

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Financial Highlights

REGIS CORPORATION

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2005 hair salon revenue = $2.1 billion

- 67% Service
- 29% Product
- 4% Royalties & Fees

18

NYSE: RGS

Financial Highlights

REGIS CORPORATION

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retail product sales, in millions

- estimated 15% market share

$150
$578
$648
$720
96
...
04
05
06E

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Financial Highlights

REGIS CORPORATION

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steady growth

- **Revenue** (in billions)

- **EPS**

$1.5
$1.7
$1.9
$2.2
$2.4
$1.60
$1.89
$2.26
$2.22
$.83
$1.39*
$2.31 - $2.37
02
03
04
05
06E

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Financial Highlights

REGIS CORPORATION

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investment considerations

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Financial Highlights

REGIS CORPORATION

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$2.6 Billion Transaction (as of 1/10/06)

- Valuation Based On:
  - Comparable Companies
  - Precedent Transactions
  - Discounted Cash Flows

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Deal Highlights

REGIS CORPORATION

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financial advantages

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Merger Details

REGIS CORPORATION

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investor presentation

Regis Corporation	[GRAPHIC]

Bank of America

2006 Consumer Conference

New York

March 14, 2006

[LOGO]

1

[GRAPHIC]

committed to growth

Over 11,000 worldwide locations

Three profitable divisions – all poised for double-digit growth

Generate predictable recurring revenue

Organic & acquisition growth

Annual Revenues

[CHART]

Company Overview

3

hair salons

•                  $150 billion worldwide market

•                  2% worldwide market share

•                  11,086 salons generating over $2 billion in revenue

•                  7,217 corporate

•                  3,869 franchised

•                  350,000 salons in North America

•                  Continued acquisition opportunities

Salon counts as of 12/31/05

4

hair salon growth

	June	June
	1996	2005
Mall-based	1,463	2,117
Wal-Mart	157	1,497
Strip Centers		2,937
United Kingdom	343	426
Franchise:
Domestic		2,310
International		1,592
	1,963	10,879

NYSE: RGS

Hair Salons

5

acquisition opportunities

•                  350,000 North American salons & barbershops

•                  50,000 (~15%) meet our acquisition criteria

•                  strip center or regional mall locations

•                  not top 5% or bottom 15%

•                  5,000 (~1%) are for sale at any time

•                  Regis needs to acquire only 500 salons each year to meet growth goals

6

acquisition summary (excluding proposed Sally merger)

From January 1994 to January 2006 Regis:

•                  Completed over 330 deals

•                  Acquired over 8,000 salons

•                  Added over $1.0 billion to annual revenues

			Jean Louis
	Wal-Mart Salons		David &
Trade Secret	& Supercuts	Barbers	St. Algue	HairClub	Sally Beauty/BSG

1991	1996	1999	2001	2004	2006

7

prototypical acquisition: 10 salons

Sales	$2,500,000

Operating cash flow:
Seller’s historical	$400,000
Regis’ future (w/ synergies)	$500,000

Maximum purchase price:	$1.75 million — $2.0 million

Purchase price/operating cash flow:
Seller’s historical	5.0 times
Regis’ future	3.5 — 4.0 times

Hair Salons

8

[GRAPHIC]

Hair Restoration

Hair System:  Before and After

[GRAPHIC]	[GRAPHIC]

[GRAPHIC]	[GRAPHIC]

[GRAPHIC]

hair restoration

•                  $4 billion domestic market

•                  Hair Club for Men and Women has 5% market share

•                  90 locations generating over $100 million in annual revenue

•                  46 corporate

•                  44 franchised

•                  Attractive demographics – aging baby boomers

•                  Consolidation opportunities

•                  EBITDA margins in excess of 25%

beauty schools	[GRAPHIC]

•                  $1 billion domestic market

•                  Attractive demographics

•                  expanding pool of potential students

•                  economic factors

•                  increases in financial aid

•                  Seeking 10% market share through acquisitions

•                  EBITDA margins in excess of 20%

[GRAPHIC]

Financial Highlights	[LOGO]

one-of-a kind company

•	Lack of comparables	[GRAPHIC]

•	Growth company

•	Industry leader with only 2% share in our core business

•	Limited risk factors

•                  predictable, replenishment business

•                  no threat of technological obsolescence

•                  no threat of foreign competition

unit growth

[CHART]

consolidated gross margin

[CHART]

2005 hair salon revenue  = $2.1 billion

[GRAPHIC]

•              67% Service

•              29% Product

•              4% Royalties & Fees

[CHART]

retail product sales, in millions

•                  estimated 15% market share

[CHART]

steady growth

•                  Revenue (in billions)

[CHART]

•                  EPS

[CHART]

*Reported 2005 EPS of $1.39 includes $0.83 per share non-cash charge related to $38 million charge for goodwill impairment.

investment considerations

[GRAPHIC]

•                  Proven worldwide growth strategy

•                  organic

•                  acquisition

•                  Few business risk factors

•                  Strong balance sheet and cash flow to support growth plans

$2.6 Billion Transaction (as of 1/10/06)

•	Valuation Based On:
	•	Comparable Companies	[LOGO]
	•	Precedent Transactions
	•	Discounted Cash Flows

•	Valuation of Deal:
	•	114.5% X Net Sales
	•	9.6X EBITDA
	•	11X EBIT
	•	16.9X Net Income

Deal Highlights

combining Sally & Regis

	FY06E		FY07E
	Regis	Sally/BSG	Combined

Projected Sales	$2.4B	$2.3B	$5+B

EBITDA	$300+M	$270+M	$650+M

Employees	55,000	17,000	75,000+

Number of Stores	11,000+	3,200+	15,000+

Merger

financial advantages

•	125% increase in annual dividend to $0.36	[GRAPHIC]

•	Higher pretax margins

•	Improved debt ratios

•	Better cash flow generation

Merger Details

the opportunities

In addition to approximately $20 million of near-term synergies, there are additional long-term opportunities to increase share-holder value

•                  Build upon our vendor relationships

•                  Reduce product diversion

•                  Ability to develop our own brands

•                  Identify salon acquisition targets

•                  More aggressive advertising and promotion for Sally Beauty

Merger Synergies

safe harbor statement

This presentation contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward–looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of the Company to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of the Company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

Non-GAAP Reconciliation

Reconciliation to non-GAAP financial measures mentioned in this presentation can be found on our website at www.regiscorp.com. The contents of the Regis Corporation website are expressly not incorporated by reference in this presentation.

additional information & where to find it

Regis Corporation and Alberto-Culver have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and Alberto-Culver. Investors in Regis Corporation are urged to carefully read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7142 or investor.relations@regiscorp.com.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver may deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver’s stockholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver with the SEC and will be set forth in the Joint Statement/Prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver’s participants in the solicitation is contained in Alberto-Culver’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.